Nasdaq Regulation

Nasdaq

William Slattery, CFA
Vice President
Listing Qualifications

<u>*Electronic Mail Only*</u>

December 10, 2020

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporate Finance:

This is to certify that on December 10, 2020, The Nasdaq Stock Market (the "Exchange") received from Thayer Ventures Acquisition Corporation (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

Units, each consisting of one share of Class A Common Stock, and one-half of one redeemable Warrant to acquire one share of Class A Common Stock
Class A Common Stock, par value $0.0001 per share
Redeemable Warrants, each whole warrant exercisable for one share of Class A Common Stock at an exercise price of $11.50

We further certify that the securities described above have been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking effectiveness of the Form 8-A 12(b) concurrently with effectiveness of its 1933 Act Registration Statement, and we hereby join in such request.

Sincerely,

